15303 N. Dallas Parkway, Suite 1050, Addison, TX  75001

Office: 214.444.7444 | Fax: 214.705.2829

Mr. Michael P. Logan

Executive Director

Crowncorp Investments Corporation

P.O. Box 2092

League City, Texas 77574

LETTER OF INTENT

Dear Mr. Logan:

This Letter of Intent (“Letter Agreement”) sets forth certain mutual understandings between Hondo Minerals Corporation, a Nevada corporation (the “Company”), and the shareholders of Hondo Minerals Corporation (the “Hondo Shareholders”) and Crowncorp Investments Corporation, a Texas corporation (hereinafter referred to as the “Acquirer”), regarding a business transaction to which Target and Acquirer have jointly agreed. The Company and the Hondo Shareholders are sometimes hereinafter collectively referred to as the “Target.” Target and Acquirer are sometimes collectively referred to hereinafter as the “Parties” or individually as a “Party.”

BACKGROUND INFORMATION

Acquirer intends to acquire 100% of the assets and stock of Target. In exchange, Acquirer shall provide approximately eighty-eight million dollars ($88,000,000 USD) to Target payable in cash (the “Purchase Price”). Acquirer’s acquisition of all of the assets and stock of Target shall hereinafter be referred to as the “Acquisition.” The Acquisition, including its terms and conditions, is described in greater detail below. The consummation of the Acquisition shall hereinafter be referred to as the “Closing” or “Close.”

Until fully integrated, definitive agreements (the "Definitive Agreements") setting forth in detail the terms and conditions of the proposed Acquisition has been successfully negotiated, prepared, authorized, executed and delivered by and between the Parties, this Letter Agreement shall bind the Parties unless terminated in compliance with Section 6 below.

AGREEMENT

1.	Terms.

(a)	Acquisition. The Parties agree that Acquirer shall acquire 100% of the assets and stock of Target upon consummation of the Definitive Agreements and in exchange, Acquirer shall provide approximately eighty-eight million dollars ($88,000,000 USD) payable in cash to Target (the “Purchase Price”), according to the following schedule:

(i)	Round 1 Deposit: Acquirer shall provide one million six hundred thousand dollars ($1,600,000 USD) in deposit to the Company upon execution of this Letter Agreement for the purpose of satisfying certain liabilities and pre-closing expenses of the Company (the “Round 1 Deposit”) by no later than April 29, 2013;

(ii)	Round 2 Deposit: Acquirer shall provide one million six hundred thousand dollars ($1,600,000 USD) in deposit to the Company by no later than May 31, 2013 for the purpose of satisfying certain liabilities and pre-closing expenses of the Company (the “Round 2 Deposit”);

(iii)	Round 3 Deposit: Acquirer shall provide two million eight hundred thousand dollars ($2,800,000 USD) in deposit to the Company upon the consummation of the Operating Agreement, as hereinafter defined, by no later than May 31, 2013 for the purpose of satisfying certain liabilities and pre-closing expenses of the Company (the “Round 3 Deposit”); and

(iv)	Round 4 Payment: Pursuant to and upon the consummation of the Tender Offer (as hereinafter defined), Acquirer shall provide: (i) sixty-nine million dollars ($69,000,000), plus the balance of any funds remaining from the Deposits (as hereinafter defined) after satisfaction of certain liabilities and pre-closing expenses of the Company, to the Hondo Shareholders; and (ii) the balance of the Purchase Price to the Company (collectively the “Round 4 Payment”).

(b)	Conditions to Payment of Deposits. In the event that the Acquisition does not close within six (6) months after the execution of this Letter Agreement, if Acquirer fails to provide the Purchase Price in accordance with the schedule set forth in Section 1(a) of this Letter Agreement or Acquirer otherwise repudiates its obligations under this Letter Agreement, any amounts paid by Acquirer pursuant to the Round 1 Deposit, the Round 2 Deposit, and the Round 3 Deposit (hereinafter collectively referred to as the “Deposits”) shall be deemed a “Senior Secured Loan” from Acquirer in the total amount equal to any amounts paid pursuant to the Deposits minus the Break-Up Fee (which is defined below). The Senior Secured Loan shall have a term of one (1) year and carry an annual interest rate of ten percent (10%).

(c)	Definitive Agreements. The Parties intend to execute: (i) a definitive operating agreement which shall transfer management and control of Target’s assets and operations to Acquirer (the “Operating Agreement”); and (ii) a tender offer pursuant to which Acquirer shall purchase all of Target’s issued and outstanding stock in accordance with all appropriate laws and regulations and commercially acceptable practices and procedures (the “Tender Offer”). The Operating Agreement and the Tender Offer shall be collectively referred to hereinafter as the “Definitive Agreements.” The Definitive Agreements shall provide for all matters of material concern within the scope of this Letter Agreement as well as comprehensive representations, warranties, indemnifications, conditions and agreements by Target, Acquirer and all other appropriate third parties, if any. It is the intent of the Parties hereto that they shall exercise their best efforts to conclude the Definitive Agreements to achieve these objectives. Any conflict or inconsistency shall be resolved amicably by both Parties.

(d)	Post-Acquisition Company. Following the Acquisition, Acquirer intends to carry on the business of Target. The resulting company following the Acquisition shall hereinafter be referred to as the “Post Acquisition Company.”

(e)	Outstanding Liabilities of Target and Costs Related to the Acquisition. Prior to the consummation of the Tender Offer, Target agrees that it shall satisfy all contracts, commitments and liabilities owed by Target, including, but not limited to, amounts owed pursuant to any promissory notes, credit facilities, employment agreements and any other similar agreements or debt instruments pursuant to which Target may be liable. Further, Target agrees to pay all costs relating to the Acquisition, including, but not limited to, legal fees, accounting costs, regulatory filing fees and any other reasonable and necessary expenses arising from the Acquisition.

(f)	No-Shop Period. The Parties agree that, upon payment of the Round 1 Deposit by Acquirer to Target, Target shall not solicit nor accept any competing offer to be made by a third party for the acquisition of Target unless this Letter Agreement is terminated in accordance with the conditions of Section 6 herein (the “No-Shop Period”). Upon expiration of the No-Shop Period, Target shall be free to accept any third party offer.

(g)	Conduct in Ordinary Course. Consummation of the Acquisition is subject to both Parties having conducted business in the ordinary course during the period between the date hereof and the date of the Acquisition and there shall have been no material adverse change in the business, financial condition or prospects of either Party.

(h)	Closing. The Parties shall close the Acquisition (the “Closing”) as soon as possible after the execution of the Definitive Agreements, but in no event later than six (6) months after the execution of this Letter Agreement.

(i)	Breakup Fee. In the event that the Acquisition does not close within six (6) months after the execution of this Letter Agreement, if Acquirer fails to provide the Purchase Price in accordance with the schedule set forth in Section 1(a) of this Letter Agreement or Acquirer otherwise repudiates its obligations under this Letter Agreement, Target shall be entitled to receive from Acquirer a breakup fee of two million dollars ($2,000,000 USD) (the “Break-Up Fee”), provided that Target had satisfied all conditions precedent to the Closing, Target was ready, willing and able to close the Acquisition, and the Closing did not take occur through any fault of Target. However, the Break-Up Fee shall not be assessed if this Letter Agreement is terminated by mutual agreement of the Parties.

(j)	SEC Filing Requirements. Target and Acquirer agree to file all necessary documents with the Securities & Exchange Commission (“SEC”) in connection with the Definitive Agreements, including, but not limited to, filing disclosures on Schedule TO and Schedule 14D-9 and to observe all regulatory requirements relating to the Acquisition.

2.                   Representations and Warranties. Target represents and warrants, and shall make such further representations and warranties customary to transactions of this type in the Definitive Agreements, including without limitation, representations and warranties as to: (a) the accuracy and completeness of the financial statements of Target; (b) the disclosure of all the contracts, commitments and liabilities of Target, both direct and contingent, and confirmation that such contracts, commitments and liabilities have been satisfied prior to consummation of both of the Definitive Agreements; (c) the physical condition, suitability, ownership and absence of liens, claims and other adverse interests in the assets and property of Target; (d) Target’s ownership and ability to bind said assets and property; (e) the absence of material adverse change in the financial condition or otherwise of the business, assets, properties or prospects of Target’s business; and (f) Target’s compliance with laws and regulations applicable to the business and keeping and maintaining all licenses and permits required for operating the business.

3.                   Conditions to Consummation of the Acquisition. The Parties intend to be bound by this Letter Agreement subject to the consummation of the Definitive Agreements which, if successfully negotiated, would provide that the Acquisition will be subject to customary terms and conditions, including without limitation: (a) obtaining of all requisite regulatory, administrative, or governmental authorizations and consents; (b) absence of a material adverse change in the condition of the business, properties, assets or prospects of the business; (c) absence of pending or threatened litigation, investigations or other matters affecting the business; (d) confirmation that the representations and warranties of Target are true and accurate in all respects affecting the transaction; (e) satisfactory completion of due diligence by Acquirer; (f) satisfactory completion of audited financial statements by Target for the fiscal year ended 2012, prepared in accordance with generally accepted accounting principles; and (g) Target’s delivery to Acquirer of proof of all patents owned or used by Target in the conduct of its business.

4.             Access to Relevant Documents and Properties. To the extent reasonably required for the purpose of the this Letter Agreement, Target will cause Acquirer, its counsel, accountants, advisors and all other reasonable representatives of Acquirer to have access, during normal business hours to all of the properties, books, contracts, and records of Target, and will cause to be furnished to Acquirer and its representatives all such information concerning the affairs of Target as Acquirer or such representatives may reasonably request. Acquirer and its representatives shall have access to customers and suppliers of Target for the purpose of gaining information.

5.                   Authority. The Parties agree that all consents and authorizations required to enter into and perform this Letter Agreement have been obtained and are in full force and effect. Each Party to this Letter Agreement has the authority to enter into and form this Letter Agreement. The individuals signing this Letter Agreement have the authority to act as agents of their respective organizations.

6.                   Termination. The Parties agree that this Letter Agreement will be automatically terminated as follows: (i) by mutual written consent of Target and Acquirer; (ii) upon written notice by any Party to the other Party if the Definitive Agreements have not been consummated within six (6) months after the execution of this Letter Agreement; (iii) if Acquirer fails to provide the Purchase Price in accordance with the schedule set forth in Section 1(a) of this Letter Agreement or Acquirer otherwise repudiates its obligations under this Letter Agreement; or (iv) by either Party when the other Party is conclusively judged to be in default of this Letter Agreement by a court of competent jurisdiction. Upon termination of this Letter Agreement, the Parties hereto shall have no further obligation hereunder unless otherwise stated herein.

7.                   Assignment. Neither this Letter Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party hereto and any attempted assignment without the required consents will be void.

8.                   Governing Law. This Letter Agreement is solely for the benefit of Target and Acquirer. The provisions of this Letter Agreement shall be governed by, and shall be interpreted under, the laws of the State of Nevada, without giving effect to such state’s choice of law provisions.

9.                   Counterparts. This Letter Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

This Letter Agreement supersedes all prior understandings or agreements between the Parties.

Please sign and date this Letter Agreement in the spaces provided below to confirm our mutual understandings as set forth in this Letter Agreement and return a signed copy to the undersigned.

Very Truly Yours,

HONDO MINERALS CORPORATION

(“Target”)

Date: ___________________                                   _______________________________

By: William Miertschin

Its: Chief Executive Officer

Acknowledged and Agreed to:

CROWNCORP INVESTMENTS CORPORATION

(“Acquirer”)

Date: ___________________                                        _______________________________

By: Michael P. Logan

Its: Executive Director